                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)1

                                   ALLOY INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   019855 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 9, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 2 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,771,513 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,771,513 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,771,513 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 3 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                5,008,084 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,008,084 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,008,084 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 4 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,763,429 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,763,429 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,763,429 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 5 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,763,429 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,763,429 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,763,429 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 6 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,771,513 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,771,513 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,771,513 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 7 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,771,513 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,771,513 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,771,513 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 8 of 15 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                6,771,513 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                6,771,513 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,771,513 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                      Page 9 of 15 Pages
-----------------------                                    ---------------------

          The  following  constitutes  Amendment  No. 7  ("Amendment  No. 7") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.

Item 2 is hereby amended in its entirety to read as follows:

          This  Schedule  13D is  filed  by MLF  Partners,  L.P.  ("MLFP"),  MLF
Investments,   LLC  ("MLFI"),   MLF  Offshore  Portfolio  Company,   L.P.  ("MLF
Offshore"),  MLF Cayman GP, Ltd. ("MLF Cayman"),  MLF Capital  Management,  L.P.
("MLF Capital"), MLF Holdings, LLC ("MLF Holdings") and Matthew L. Feshbach, who
act as a group with regards to certain aspects of shares of Common Stock.

          MLFP is a limited partnership organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFP is private  investment consulting.  MLF Capital is a limited  partnership  organized and existing under the laws of the State of  Delaware.  The  principal  business  of MLF Capital is private  investing  and acting as the general  partner of MLFP and as manager of
MLF Cayman. MLF Holdings is a limited liability company,  organized and existing under the laws of the state of Delaware.  The principal business of MLF Holdings is private  investment  and acting as the general  partner of MLF  Capital.  The business address of each of MLFP, MLF Capital, and MLF Holdings is 2401 West Bay
Drive, Suite 124, Largo, Florida 33770.

          MLF Offshore is a limited partnership organized and existing under the laws of the Cayman  Islands.  The principal  business of MLF Offshore is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  The business  address of MLF Offshore and MLF Cayman is c/o Bank of Bermuda (Cayman)
Limited, 6 Front Street, Hamilton, HM11, Bermuda. MLF Capital is the manager and sole shareholder of MLF Cayman.

          MLFI is a limited liability company,  organized and existing under the laws of the  State  of  Delaware.  The  principal  business  of MLFI is  private investment  consulting and acting as the investment  advisor of each of MLFP and
MLF Offshore.  The business  address of MLFI is 2401 West Bay Drive,  Suite 124,
Largo, Florida 33770.

          Matthew L. Feshbach  (together  with MLFP,  MLFI,  MLF  Holdings,  MLF
Offshore,  MLF Cayman and MLF Capital, the "Reporting Persons") is an individual whose business address is 2401 West Bay Drive, Suite 124, Largo,  Florida 33770.
His principal occupation is managing member of each of MLFI and MLF Holdings.

          During the last five years,  none of MLFP,  MLFI,  MLF  Offshore,  MLF
Cayman,  MLF Capital,  MLF  Holdings,  or Mr.  Feshbach has been  convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors).  In addition,  during the last five years,  none of MLFP,  MLFI,  MLF Offshore,  MLF
Cayman,  MLF Capital,  MLF Holdings or Mr.  Feshbach has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating  activities  subject to,  federal or state  securities  laws or finding any violation with respect to such laws.

          Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

          As of September 15, 2004, MLFP beneficially  owned 5,008,084 shares of
Common Stock. Each of MLFI, MLF Capital,  MLF Holdings,  and Mr. Feshbach may be
deemed to  beneficially  own the shares of Common  Stock  beneficially  owned by
MLFP.  The funds  used to  purchase  such  shares of Common  Stock came from the working capital and margin  borrowings under usual terms and conditions of MLFP.
Such shares of Common Stock were accumulated  through purchases made on the open market and  contributions  by its partners at an aggregate cost of approximately
$23,942,390 (including brokerage commissions).

          As of September 15, 2004, MLF Offshore  beneficially  owned  1,763,429 shares of Common Stock. MLFI, Mr. Feshbach,  MLF Cayman,  MLF Holdings,  and MLF
Capital may be deemed to  beneficially  own the shares of Common  Stock owned by

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                     Page 10 of 15 Pages
-----------------------                                    ---------------------

MLF  Offshore.  The funds used to purchase such shares of Common Stock came from the working  capital of MLF  Offshore and  transfers to and among the  Reporting
Persons.  The  aggregate  cost of such shares of Common  Stock is  approximately
$8,578,544.

          Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

          (a)  Each of  MLFI,  MLF  Capital,  MLF  Holdings,  and  Mr.  Feshbach
beneficially  owns  6,771,513  shares of Common  Stock or 15.7% of the shares of
Common Stock  outstanding.  MLFP  beneficially  owns 5,008,084  shares of Common
Stock or 11.5% of the shares of Common Stock  outstanding.  Each of MLF Offshore and MLF Cayman beneficially owns 1,763,429 shares of Common Stock or 4.1% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common
Stock reported owned by each person named herein is based upon 43,042,866 shares of  Common  Stock  outstanding  as of  September  3, 2004 (as  disclosed  in the
Issuer's report for the quarter ended July 31, 2004 on Form 10-Q).

          (b) Each of MLFI, MLF Capital,  MLF Holdings,  and Mr. Feshbach shares the power to vote or  dispose or to direct the vote and  disposal  of  6,771,513 shares of Common Stock, or 15.7% of the shares of Common Stock outstanding.

          MLFP  shares  the power to vote or to direct the vote and the power to dispose or to direct the  disposition  of 5,008,084  shares of Common Stock,  or
11.6% of the shares of Common Stock outstanding.

          Each of MLF  Offshore  and MLF  Cayman  shares the power to vote or to direct  the vote and the  power to  dispose  or to  direct  the  disposition  of
1,763,429  shares  of  Common  Stock,  or 4.1% of the  shares  of  Common  Stock outstanding.

          Item 5(c) is hereby amended to include the following:

          (c) Schedule A hereto lists the  transactions  effected by each of the
Reporting  Persons  in the past 60 days  imediately  prior to the filing of this
Amendment No. 7. All transactions were effected through open market purchases.

          Item 7 is hereby amended in its entirety to read as follows:

Item 7. Material to Be Filed as Exhibits.

          Agreement to File Joint  Schedule 13D dated  September 16, 2004 by and among MLFI, MLFP, MLF Offshore,  MLF Cayman,  MLF Capital,  MLF Holdings and Mr.
Feshbach.

             [The remainder of this page was purposely left blank.]

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                     Page 11 of 15 Pages
-----------------------                                    ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: September 16, 2004

                                             /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           MATTHEW L. FESHBACH

                                           MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF PARTNERS, L.P.

                                           By: MLF Capital Management, LP,
                                               General Partner

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                           By:  MLF Cayman GP, Ltd.
                                                Title: General Partner

                                           By:  MLF Capital Management, L.P.
                                                Sole shareholder

                                           By:  MLF Holdings, LLC,
                                                General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF CAYMAN GP, LTD.

                                           By:  MLF Capital Management, L.P.
                                                Sole shareholder

                                           By:  MLF Holdings, LLC,
                                                General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:   Matthew L. Feshbach
                                              Title:  Managing Member

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                     Page 12 of 15 Pages
-----------------------                                    ---------------------

                                           MLF CAPITAL MANAGEMENT, L.P.

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF HOLDINGS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                     Page 13 of 15 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE PAST 60 DAYS
             IMMEDIATELY PRIOR TO THE FILING OF THIS AMENDMENT NO.7

A. Transactions by MLF Partners, L.P.

    Shares of Common Stock
          Purchased              Price Per Share ($)    Date of Transfer

           45,000                    3.3480                 9/14/04
           50,000                    3.3983                 9/13/04
           20,000                    3.3866                 9/10/04
          136,365                    3.1055                  9/9/04
           80,000                    3.3043                  9/8/04
           50,000                    3.4959                  9/7/04
           20,773                    3.5889                  9/3/04
           50,000                    3.6257                  9/2/04

B. Transactions by the MLF Offshore Company, L.P.

    Shares of Common Stock
          Purchased              Price Per Share ($)    Date of Receipt of
                                                             Transfer

           35,000                    3.3400                 9/15/04
          136,365                    3.1055                  9/9/04
           42,000                    5.6247                 7/15/04
           52,000                    5.6217                 7/14/04

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                     Page 14 of 15 Pages
-----------------------                                    ---------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

          Pursuant to Regulation Section  240.13d-1(k)(1)  promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Alloy Inc., and that such statement shall be filed on behalf of each of them.

          This Agreement may be executed in any number of counterparts,  each of which shall be deemed an original.

Dated: September 16, 2004

                                             /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           MATTHEW L. FESHBACH

                                           MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF PARTNERS, L.P.

                                           By: MLF Capital Management, LP,
                                               General Partner

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                           By:  MLF Cayman GP, Ltd.
                                                Title: General Partner

                                           By:  MLF Capital Management, L.P.
                                                Sole shareholder

                                           By:  MLF Holdings, LLC,
                                                General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                13D                     Page 15 of 15 Pages
-----------------------                                    ---------------------

                                           MLF CAYMAN GP, LTD.

                                           By: MLF Capital Management, L.P.
                                               Sole shareholder

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:   Matthew L. Feshbach
                                              Title:  Managing Member

                                           MLF CAPITAL MANAGEMENT, L.P.

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF HOLDINGS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member